Mail Stop 4561

December 22, 2008

Mr. John Wagner
President and Chief Executive Officer
Washington Banking Company
450 S.W. Bayshore Drive
Oak Harbor, WA 98277

      Re: **Washington Banking Company**
               Preliminary Proxy Statement on Schedule 14A
               Filed December 15, 2008
               File No. 000-24503

Dear Mr. Wagner:

     We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                     Sincerely,

                     Eric Envall
                     Staff Attorney